Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, California 92130

January 30, 2013

VIA EDGAR TRANSMISSION

Mr. Brent Fields, Assistant Director
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington D.C.  20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 33-81396 and 811-08614

Dear Mr. Fields:

Pursuant  to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Trust on behalf of its series, Brandes Core Plus Fixed Income Fund, Brandes Credit Focus Yield Fund, Brandes Global Equity Fund, Brandes International Equity Fund, Brandes Emerging Markets Fund, and Brandes International Small Cap Equity Fund; respectfully requests that the U.S. Securities and  Exchange Commission (the “SEC”) consent to the withdrawal of Post Effective Amendment (“PEA”) No. 42 to the Trust’s Registration Statement on Form N-1A filed on January 28, 2013.  The Trust is requesting the withdrawal in order to allow PEA No. 41 to go effective on January 31, 2013 as originally requested.

PEA 42 was filed in an effort to extend the effectiveness of PEA 41 to February 1, 2013.

Pursuant to the requirements of Rule 478 under the 1933 Act, this application for withdrawal of PEA No. 42 filed on January 28, 2013 has been signed by the President of the Trust this 30th day of January 2013.

I look forward to hearing from you regarding this request.  If you have any questions or require further information, please contact Elaine E. Richards, Esq. at (626) 914-7363.

Sincerely,

/s/ Jeffrey Busby
Jeffrey Busby
President and Trustee, Brandes Investment Trust

cc:   Thomas M. Quinlan, Esq., Brandes Investment Partners, L.P.
Michael Glazer, Esq., Bingham McCutchen LLP